SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                         TO RULES 13D-1(B) (C), AND (D)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                              (Amendment No. )(1)

                                                                   .
                            Cypress Bioscience, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232674101
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                                 (CUSIP Number)

                                 March 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                              ---------------------

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232674101               13G                          Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Edelman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                        2,292,694 (includes 1,528,463 shares of common stock, par value $0.02 per share and warrants to purchase 764,231 shares of common stock, par value $0.02 per share)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,292,694 (includes 1,528,463 shares of common
     WITH              stock, par value $0.02 per share and warrants to
                       purchase 764,231 shares of common stock, par
                       value $0.02 per share)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,292,694 (includes 1,528,463 shares of common stock, par value $0.02 per share and warrants to purchase 764,231 shares of common stock, par value $0.02 per share)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.39%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 232674101                      13G                   Page 3 of 5 Pages
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Item 1(a). Name of Issuer:

Cypress Bioscience, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices:

4350 Executive Drive, Suite 325
San Diego, California 92121
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Item 2(a). Name of Person Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman. See Item 4 below.
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or, if None, Residence:

c/o First New York Securities, LLC
850 Third Avenue, 8th Floor
New York, NY 10022
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Item 2(c). Citizenship:

Mr. Edelman is a United States Citizen.
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Item 2(d). Title of Class of Securities:

Common Stock, $0.02 par value per share
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Item 2(e). CUSIP NUMBER:

232674101
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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_| Broker or dealer registered under Section 15 of the Act.

(b)   |_| Bank as defined in Section 3(a)(6) of the Act.

(c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)   |_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d"1(b)(1)(ii)(F).

(g)   |_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)   |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(C), check this box [x]

-------------------                                            -----------------
CUSIP NO. 232674101                      13G                   Page 4 of 5 Pages
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Item 4. Ownership.

(a)   Amount beneficially owned:

      2,292,694 (comprised of 1,528,463 shares of Common Stock, par value $0.02 per share and warrants to purchase 764,231 shares of Common Stock, par value $0.02 per share held by Perceptive Life Sciences Master Fund Ltd., a Cayman Island company, the investment manager of which is Perceptive Advisors LLC, a Delaware limited liability company, of which Mr. Edelman is the managing member).
      --------------------------------------------------------------------------

(b)   Percent of class:

      16.39%
      --------------------------------------------------------------------------

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote 2,292,694
                                                     ---------------------------

      (ii)  Shared power to vote or to direct the vote 0
                                                       -------------------------

      (iii) Sole power to dispose or to direct the disposition of 2,292,694
                                                                  --------------

      (iv)  Shared power to dispose or to direct the disposition of 0
                                                                    ------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

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CUSIP NO. 232674101                      13G                   Page 5 of 5 Pages
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Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                      April 8, 2002
                                               ------------------------------
                                                          (Date)

                                               /s/ Joseph Edelman
                                               ------------------------------
                                                       (Signature)

                                                      Joseph Edelman
                                               ------------------------------
                                                       (Name/Title)